SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to
Commission File No.: 1-13079
Gaylord Entertainment Company
401(k) Savings Plan
(Full title of plan)
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214
(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

TABLE OF CONTENTS
Report of Independent Registered Public Accounting Firm
     Statements of Net Assets Available for Benefits
     Statement of Changes in Net Assets Available for Benefits
     Notes to Financial Statements
Signature
Index to Exhibits
EX-23.1 Consent of BDO Seidman, LLP

Gaylord Entertainment Company
401(k) Savings Plan

Gaylord Entertainment Company
401(k) Savings Plan
Report of Independent Registered Public Accounting Firm
To the Participants and Benefits Trust Committee of the
Gaylord Entertainment Company 401(k) Savings Plan
Nashville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As further described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG-INV-1 and Statement of Position 94-4-1 for the year ended December 31, 2006 and retroactively applied these pronouncements to the net assets available for benefits for the year ended December 31, 2005.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with generally accepted accounting principles in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Dallas, Texas
June 28, 2007

Gaylord Entertainment Company
401(k) Savings Plan
Statements of Net Assets Available for Benefits

December 31,	2006	2005
	(in thousands)
Assets

Investments, at fair value as determined by quoted market prices:
Mutual funds	$110,446	$91,365

Investments, at estimated fair value:
Money market fund	1,043	1,053
Common collective trust	22,254	23,696
Company common stock	5,538	5,107
Participant loans	3,578	3,587

	32,413	33,443

Total investments	142,859	124,808

Receivables:
Accrued investment income	1,451	95
Other	97	—

Total receivables	1,548	95

Cash	—	37

Total assets	144,407	124,940

Liabilities

Other liabilities	2,202	916
Accrued expenses	86	73

Total liabilities	2,288	989

Net assets available for benefits at fair value	142,119	123,951

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(1,296)	(721)

Net assets available for benefits	$140,823	$123,230

See accompanying notes to financial statements.

Gaylord Entertainment Company
401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2006
(in thousands)
Additions
Investment income:
Interest income from participant loans	$248
Net appreciation in fair value of investments	8,273
Dividend income	6,080

Total investment income	14,601

Contributions:
Participant contributions	11,501
Employer matching contributions	3,957
Employer non-elective core contributions	3,954

Total contributions	19,412

Total additions	34,013

Deductions
Benefits paid to participants	16,078
Administrative expenses	342

Total deductions	16,420

Net increase in net assets available for benefits	17,593

Net assets available for benefits, beginning of year	123,230

Net assets available for benefits, end of year	$140,823

See accompanying notes to financial statements.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

1. Plan Description	The following description of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General — Gaylord Entertainment Company (the “Company/Employer”) established the Plan, originally effective on October 1, 1980. The Plan is a profit sharing plan with a cash or deferral arrangement available to qualifying employees of the Company. The Plan is intended to conform to and qualify under Section 401 and 501 of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended and restated on April 1, 1996, and was subsequently amended effective January 1, 2002, January 1, 2004, and January 1, 2005.

Administration — The Benefits Trust Committee of the Gaylord Entertainment Company 401(k) Savings Plan is responsible for the administration and operation of the Plan. Lincoln Financial Group (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan. Wilmington Trust Company (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

Eligibility — An employee is eligible to participate in the Plan the first day of the payroll period on or after the day such employee has completed three months of eligible service, as defined in the Plan, and attained the age of twenty-one. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, unless the agreement provides for plan participation, (2) casual employees, (3) leased employees, (4) hourly employees who were hired on an “on-call” basis, (6) non-resident, non-United States citizens other than employees on a VISA which requires benefit coverage to be offered, such as H1B, H1B1, or Trade NAFTA, and employees who have an employment authorization card, such as a “green card”, and (7) individuals classified as independent contractors.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

Contributions — Participants may contribute up to 40% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company will match participant contributions up to 50% of that portion of the employee pre-tax contribution that does not exceed 6% of the participant’s compensation for each plan year.

The Company will make a non-elective contribution equal to 2% of each eligible employee’s covered compensation, regardless of participation. The covered compensation is limited to compensation actually received while eligible to participate in the Plan. Employees of the Company’s ResortQuest subsidiaries are not eligible to receive this non-elective contribution, unless their principal workplace is the Company’s headquarters in Nashville, Tennessee.

Additionally, the Company may make an annual Employer profit sharing contribution to eligible employees employed on December 31 of the plan year. The profit sharing contribution will range from 0% to 2% of each eligible employee’s covered compensation, regardless of participation.

Participants direct the investment of their contributions, Employer matching contributions, Employer non-elective contributions and Employer profit sharing contributions into various investment options offered by the Plan.

Participant Accounts — Each participant account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers the Company’s common stock, one common/collective trust and eleven mutual funds as investment options for participants.

Vesting — Participants are immediately vested in their voluntary contributions and any income or loss thereon. After one year of eligible service with 1,000 hours, participants become 25% vested in Employer matching contributions, Employer non-elective

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

contributions and Employer profit sharing contributions. Thereafter, participants vest in Employer contributions at a rate of 25% per year of service and are fully vested after four years of 1,000-hour eligible service.

All Employer contributions vest immediately upon a participant’s death, disability, or attainment of the normal retirement age, as defined by the plan agreement.

Payment of Benefits — Upon termination of service due to death, disability, retirement or separation, a participant receives the vested account balance in a lump-sum distribution or direct rollover into another qualified plan or individual retirement account. If the value of the vested account is greater than $5,000, the participant may elect to defer payment to a later date, but not beyond the participant’s normal retirement date. In the event such distribution is greater than $1,000 (and not in excess of $5,000), if the Participant does not elect to have the distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly, then the Plan Administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator.

In the event of financial hardship, as defined in the plan agreement, or where a participant has attained the age of 59 1/2, a participant may elect, while still in the employment of the Company, to withdraw all or part of their vested balance. A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which they are entitled. Cases of financial hardship are reviewed and approved by the Recordkeeper in accordance with the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution, subject to certain limitations in the plan agreement.

Forfeitures — Forfeitures are used to pay Plan expenses. Any remaining forfeitures are then used to reduce future Company contributions. Forfeited amounts at December 31, 2006 and 2005 were not material to the financial statements.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

Participant Loans — Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate quoted in the Wall Street Journal on the first day of the month in which the loan is made, plus 2%. The loans are repaid ratably through payroll deductions over a period of five years or less for a general-purpose loan or over a period of ten years or less for a primary residence loan.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the transfer agent, Computershare, prior to the time such rights are to be exercised.

Administrative Expenses — Substantially all administrative expenses of the Plan are paid directly by the Plan.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies	Basis of Accounting — The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the accompanying statement of net assets available for benefits presents the fair value of the common collective trust as well as the adjustment of the fully benefit-responsive common collective trust from fair value to contract value. The accompanying statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition — Mutual funds are valued at the net asset value (fair value) per unit (share) of the funds or the portfolio based upon quoted market prices in an active market. The money market fund consists of cash which approximates fair value. Participant loans are valued at their outstanding balances, which approximates their fair value. The Gaylord stock fund consists of corporate common stock that is valued at quoted market prices and

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

interest bearing cash, both of which approximate its fair value. The common collective trust is made up of investment contracts. The fair value of the investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Purchases and sales of investments are recorded on a settlement-date basis, which approximates investments recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Reclassifications — Certain prior year amounts have been reclassified to conform to the 2006 financial statement presentation.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

3.	Investments	The following presents investments that represent five percent or more of the Plan’s net assets (in thousands):

December 31,	2006	2005

Dodge & Cox Balanced Fund	$23,224	$21,248
Union Bond & Trust Company Stable Value Fund	22,254	23,696
Calamos Growth Fund Class A	9,549	9,645
PIMCO Total Return Fund Inst’l Class	14,015	11,481
Oakmark International Fund	15,363	10,322
Scudder Institutional Funds Equity 500 Index Fund	25,201	21,769

Total investments above 5%	109,606	98,161
Total investments below 5%	33,253	26,647

Total investments	$142,859	$124,808

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

Year ended December 31,	2006

Mutual funds	$7,159
Common collective trust	303
Shares of the Company’s common stock	811

Total investments	$8,273

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

4.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participant accounts will become fully vested and non-forfeitable.

5.	Income Tax Status	The Internal Revenue Service determined and informed the Company, in a letter dated December 4, 2003, that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party Transactions	Certain Plan investments are shares of mutual funds managed by the Trustee, as defined by the Plan. Investments managed by the Trustee qualify as party-in-interest transactions. In addition, the Plan invests in common stock of the Company. At December 31, 2006 and 2005, the Plan held 107,100 and 115,945 shares, respectively, which represented less than 1% of the outstanding shares of the Company at that date.

7.	Reconciliation of Financial Statements to Form 5500	The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include distributions to participants as deductions when paid. The

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

Department of Labor (“DOL”) requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not been paid, be recorded as a liability on the Form 5500. Additionally, the DOL requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an investment.

The following is a reconciliation of net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

December 31,	2006	2005

Net assets available for benefits per the financial statements	$140,823	$123,230
Add: Accrued expenses	86	73
Add: Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,296	721

Net assets available for benefits per Form 5500	$142,205	$124,024

The following is a reconciliation of the increase in net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

Year ended December 31,	2006

Net increase in net assets available for benefits per the financial statements	$17,593
Add: Change in accrued expenses	13
Add: Change in adjustment from fair value to contract value for fully benefit responsive investment contracts	575

Net increase in assets available for benefits per Form 5500	$18,181

8.	Subsequent Events	Effective January 1, 2007, the Plan was amended to adopt the safe harbor provisions under Sections 401(k)(12) and 401(m)(11) of the IRC to eliminate the need to perform nondiscrimination testing each year. Pursuant to this amendment, the Company (i) increased the Company matching contributions under the Plan from 50% of a participant’s tax-deferred contributions which do not exceed 6% of a participant’s compensation to 100% of a participant’s tax-deferred contributions which do not exceed 5% of a participant’s

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

compensation, (ii) required that all safe harbor contributions be 100% vested at all times rather than be subject to the Plan’s vesting schedule, (iii) required that all contributions made by the Company to the Plan prior to January 1, 2007 become 100% vested for all participants who are employed by the Company on or after that date, and (iv) offset these increased benefits by eliminating the 2% Company core contribution.

In May 2007 the ResortQuest International Inc. 401(k) Savings Plan was established for employees of the Company’s ResortQuest subsidiary.

On May 31, 2007, the Company’s wholly-owned indirect subsidiary, ResortQuest International, Inc. (“RQI”), completed the sale of all of the equity interests of RQI Holdings, LLC (f/k/a RQI Holdings, Ltd.) and ResortQuest Real Estate of Hawaii, LLC (f/k/a ResortQuest Real Estate of Hawaii, Inc.), which companies comprised the Hawaii operations of the Company’s ResortQuest subsidiary (“ResortQuest Hawaii”), to Vacation Holdings Hawaii, Inc., an affiliated company of Interval International. Employees of ResortQuest Hawaii ceased to be eligible participants in the Plan as of the closing of the sale. Balances in the Plan for employees of ResortQuest Hawaii will be transferred as a plan-to-plan transfer to the Interval International plan during 2007.

On June 1, 2007, the Company and its wholly-owed subsidiary, Gaylord Hotels, Inc. (“Gaylord Hotels”) entered into a Stock Purchase Agreement dated as of June 1, 2007 with BEI-RZT Corporation, a subsidiary of Leucadia National Corporation (“BEI-RZT”). Pursuant to the terms of the Stock Purchase Agreement, Gaylord Hotels completed the sale of all of the capital stock of RQI, which comprised the Mainland operations of the Company’s ResortQuest subsidiary (“ResortQuest Mainland”) to BEI-RZT on June 1, 2007. Employees of ResortQuest Mainland ceased to be eligible participants in the Plan as of the closing of the sale. Balances in the Plan for employees of ResortQuest Mainland were transferred as plan-to-plan transfers to the new ResortQuest International Inc. 401(k) Savings Plan on June 20, 2007.

Gaylord Entertainment Company
401(k) Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year

			EIN: 73-0664379
December 31, 2006			Plan Number: 002
		(c)
		Description of Investment,
	(b)	including Maturity Date,	(d)	(e)
	Identity of Issuer,	Rate of Interest, Collateral,	Number of	Current
(a)	Borrower or Similar Party	Par or Maturity Value	shares/units	Value

*	Gaylord Entertainment Company	Common Stock	458,318	$5,538,316
	Union Bond & Trust Company Stable Value Fund	Common/Collective Trust	1,101,361	22,254,105
	Dodge & Cox Balanced Fund	Mutual Fund	266,701	23,224,293
	Baron Growth Fund	Mutual Fund	75,254	3,753,677
	Calamos Growth Fund Class A	Mutual Fund	177,166	9,549,228
	PIMCO Total Return Fund Inst’l Class	Mutual Fund	1,350,202	14,015,101
	Oakmark International Fund	Mutual Fund	603,649	15,362,865
	Scudder Institutional Funds Equity 500 Index Fund	Mutual Fund	158,558	25,201,286
	Growth Fund of America - Class A	Mutual Fund	184,253	6,056,403
	Advisors Inner Circle Fund LSV Value Equity Fund	Mutual Fund	325,356	6,227,308
	Royce Opportunity Fund	Mutual Fund	242,453	3,161,591
	Hotchkis & Wiley Mid Cap Value	Mutual Fund	130,454	3,894,053
*	Wilmington Prime Money Market Portfolio	Mutual Fund	1,042,784	1,042,784
		Terms of up to 10 years,
		interest rates of
*	Participant loans	6.00% - 11.50%		3,577,861

				$142,858,871

*	- A party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Gaylord Entertainment Company 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GAYLORD ENTERTAINMENT COMPANY 401(k) SAVINGS PLAN

By:	Benefits Trust Committee for the
Gaylord Entertainment Company 401(k) Savings Plan

Date: June 29, 2007	By:	/s/ Melissa Buffington

	Name:	Melissa Buffington
	Title:	Chairman, Benefits Trust Committee for the Gaylord Entertainment Company 401(k) Savings Plan

     The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:
EXHIBITS
23.1	Consent of BDO Seidman, LLP